Exhibit 5(n)

Principal Underwriting and Distribution Services Agreement

Between College Retirement Equities Fund and

TIAA-CREF Individual & Institutional Services, LLC

SCHEDULE B

2013 Reimbursement Rates

For the services rendered and expenses incurred in connection with the Distribution Services as provided in the Agreement, the amount currently payable from the net assets of each Account each Valuation Day for each Calendar Day of the Valuation Period (May 1, 2013 through April 30, 2014) ending on that Valuation Day will be 0.00022% (corresponding to an annual rate of 0.080% of average daily net assets).

Date: Effective May 1, 2013 in accordance with prior approval by the CREF Board on March 28, 2013.

COLLEGE RETIREMENT EQUITIES FUND

By:
Title:

TIAA-CREF INDIVIDUAL & INSTITUTIONAL SERVICES, LLC

By:
Title: